Exhibit 99.1

Swvl Announces Pricing of $1.5 Million Private Placement Priced At-the-Market Under Nasdaq Rules Upsizing Its Strategic Round to $14.5 Million

DUBAI, United Arab Emirates — August 26, 2026 (GLOBE NEWSWIRE) — Swvl Holdings Corp (Nasdaq: SWVL) (“Swvl” or the “Company”), a leading provider of technology-driven mobility solutions for enterprises and governments, today announced its entry into a definitive agreement with Sofico Holdings Limited (“Sofico”, or the “Purchaser”), to purchase $1.5 million of ordinary shares in a private placement, at a purchase price of $1.46 per share (the “Offering”). The Purchaser has agreed to lock up the securities purchased in the Offering for a period of 6 months, and also agreed to transfer less than 20% of the securities purchased in the Offering for each 90-day period thereafter in an amount not exceeding more than 20% of the trading volume on the date such sale.

The Offering is expected to close on or about August 28, 2026, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the private placement for working capital and general corporate purposes, including the expansion of its operations in the United States.

Sofico’s investment in the Offering, together with the private placement offering previously announced on August 25, 2026, brings the Company’s strategic investment round to approximately $14.5 million.

The securities described above are being offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder and have not been registered under the Securities Act, or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Sofico

Sofico is a family investment company headquartered in Cairo, Egypt, dedicated to backing ambitious businesses and the people who lead them. Involved in Egypt's transport sector since its establishment in the 1950s, Sofico has deep roots in the industries that keep the country moving — making its investment in Swvl a natural extension of a commitment to mobility spanning some seven decades. Investing with a long-term, partnership-driven approach, Sofico today holds a portfolio spanning Egypt and Europe across consumer, healthcare, agriculture, technology, construction, and real estate.

About Swvl

Swvl Holdings Corp (Nasdaq: SWVL) is a leading provider of technology-driven mobility solutions for enterprises and governments. Its platform leverages real-time data, adaptive networks, and advanced technology to deliver safer, more reliable, and sustainable transportation solutions. Swvl serves corporate clients, government institutions, schools, and healthcare providers across Egypt, the Kingdom of Saudi Arabia, the UAE, Kuwait, Qatar, the United Kingdom, and the United States.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected closing of the private placement, the anticipated receipt and use of proceeds, the Company's expansion in the United States and other markets, the anticipated benefits of the investment by and the Company's relationship with Sofico, the belief that Swvl's platform makes existing transportation networks work harder, and statements regarding market direction and the Company's progress toward operating breakeven. These statements are based on the current expectations of Swvl's management and are not predictions of actual performance, and actual results may differ materially for a variety of reasons, including those described from time to time in Swvl's filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F. Swvl undertakes no obligation to update any forward-looking statements, except as required by law.

Contacts

Swvl Investor Relations: ir@swvl.com